FORM 6-K

           SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C.  20549

               Report of Foreign Issuer
         Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

              For the month of April, 2003

              Intertape Polymer Group Inc.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

           Form 20-F             Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                                       No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           INTERTAPE POLYMER GROUP INC.


Date: April 28, 2003       By: /s/ Melbourne F. Yull
                               Melbourne F. Yull, Chairman
                               of the Board And Chief
                               Executive Officer



          Intertape Polymer Group Inc. Initiatives Positively Impact
                       Results for First Quarter 2003
                   Revenues up 4.7%; unit volume up 8.2%
                        Earnings per share $0.09
                   Cost reduction benefits being realized



Bradenton, Florida, U.S.A. - April 24, 2003 - Intertape Polymer Group Inc. NYSE, TSX: ITP) today said that first quarter results are starting to reflect the benefits of our cost reduction initiatives undertaken in 2002 and earlier, together with revenue growth. Intertape Polymer Group (IPG) Chairman and Chief Executive Officer, Melbourne F. Yull noted that while the economy is still challenging, our business is improving.

First Quarter 2003 vs Fourth Quarter 2002

Sales for the first quarter of 2003 were $153.6 million compared to $151.3 million for the fourth quarter of 2002. The sales improvement reflects IPG's strong non-retail unit sales, which were up 7.0% over the fourth quarter of 2002, negligible price reductions, offset by a decline in retail sector volumes which are in line with seasonal trends.

First quarter 2003 pre-tax income was $3.2 million compared to a pre-tax loss of $2.1 million in the fourth quarter of 2002 (excluding the net impact of the goodwill impairment charge of $70 million less related income taxes). The Company believes these adjusted results provide a more meaningful comparison of its ongoing operational results. First quarter 2003 net income was $2.9 million, compared to a net loss in the fourth quarter of 2002 of $58.8 million.

First quarter 2003 value-added approached traditional levels and the gross margin in first quarter 2003 increased by 2.5 percentage points, compared to the fourth quarter of 2002. Value-added is defined as the difference between material costs and selling prices, expressed as a percentage of sales. More specifically, IPG's Chief Financial Officer, Andrew M. Archibald, C.A., stated that: "Initiatives such as waste reduction programs in all facilities, as well as changes to certain blending formulae, and improved efficiencies, contributed to reduced costs this quarter. Margins also benefited from an improvement in sales mix between the various product sub classes, as well as from maintaining manufacturing overhead and labour costs at fourth quarter levels."

Selling, general and administrative expenses were $22.0 million in the first quarter of 2003 compared to $23.5 million in the fourth quarter of 2002, a decrease of 6.4%, resulting from the implementation of cost reduction initiatives announced during the second half last year, as well as the normal seasonal decline relating to the retail sector.

Financial expenses in the first quarter were $7.7 million, down slightly from the fourth quarter.

Pre-Tax Cost Reductions Update

Previously announced cost reduction initiatives of $17.5 million continue to proceed as planned. In the fourth quarter of 2002 the Company eliminated $3.0 million annually as a result of the Flexible Intermediate Bulk Container
(FIBC) consolidation and $2.5 million annually in SG&A expenses. Of the remaining $12.0 million in announced reductions, $6.0 million should be accomplished during fiscal 2003, with the full impact of the $12.0 million anticipated in fiscal 2004.

First Quarter 2003 vs First Quarter 2002

Sales for the first quarter were $153.6 million compared to $146.7 million for the first quarter last year, an increase of 4.7%. The increase in sales reflects an 8.2% increase in unit sales, offset by a 3.5% decline in selling prices.

First quarter net income was $2.9 million, or $0.09 per share (basic and diluted), compared to net income of $2.8 million, or $0.09 per share a year ago.

Despite rising raw material costs over the period, value-added approached traditional levels in first quarter 2003, as a result of the various cost reduction initiatives implemented and, more recently, the ability to reflect raw material cost increases in selling prices.

Financial expenses in the first quarter were $7.7 million compared to $9.0 million in the first quarter last year. The reduction of financial expenses reflects the $70.0 million reduction of debt made last year, as well as reduced interest rates on some of the existing outstanding debt.

Liquidity

Working capital requirements increased in the first quarter, mainly due to increased receivables outstanding at the end of the quarter resulting from a strong sales month in March and seasonally higher inventory levels as the Company prepares for annual plant shutdowns. Debt, as anticipated, increased by $3.6 million in the quarter, bringing total debt outstanding to $324.9 million as at March 31, 2003, compared to $353.6 million a year ago and $321.3 million as of December 31, 2002. Long-term debt was reduced by $5.3 million during the first quarter of 2003.

Conclusion

Mr. Yull stated that: "We are pleased that the concerted efforts we have made across all of IPG's operations have started to show results. Our performance was in line with our business plan. These results reflect the success we have had in responding to the economic environment challenges which prevailed through much of last year and continues. Revenue growth, and ongoing cost and debt reductions remain keys to our success."

(all figures in U.S. dollars; March 31, 2003, exchange rate:
Cdn $1.4678=U.S.$1.00)

Conference Call

A conference call to discuss IPG's first quarter results will be held Friday, April 25, 2003 at 10:00 A.M. Eastern Standard Time. Participants may dial 1-800-230-1092 (U.S. and Canada) and 1-612-288-0337 (International). The
conference call will also be simultaneously webcast on the Company's website at http://www.intertapepolymer.com. (Go to Financial Information, Conference Call Access for live Webcast).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada); 1-320-365-3844 (International) and entering the passcode 682793. The recording will be available from Friday, April 25, 2003 at 5 P.M. until Friday, May 2, 2003 at 11:59 P.M, Eastern Standard Time.


About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

FOR INFORMATION CONTACT:	Melbourne F. Yull
                                Chairman and Chief Executive Officer
				Intertape Polymer Group Inc.
                                Tel.: 866-202-4713
                                E-mail:itp$info@intertapeipg.com
                                Web: www.intertapepolymer.com





Intertape Polymer Group Inc.
Consolidated Cash Flows
Three months ended
(In thousands of US dollars)

                            March 31, 2003  Dec. 31, 2002  March 31, 2002
                                         $              $               $
OPERATING ACTIVITIES
Net (loss) earnings                  2,901        (58,774)          2,819
Non-cash items
  Depreciation and amortization      6,639          7,647           6,618
  Loss on disposal of property,
    plant and equipment                                30
  Impairment of goodwill                           70,000
  Future income taxes (recovery        322        (15,723)             348
                                     _____        ________          ______
Cash flows from operations before
 changes in non-cash working
 capital items                       9,862          3,180            9,785
Changes in non-cash working
 capital items
  Trade receivables                 (6,371)         8,825           (2,527)
  Other receivables                   (218)         2,531            3,087
  Inventories                       (3,847)        10,666              953
  Parts and supplies                   100           (112)            (315)
  Prepaid expenses                   1,147         (3,177)           1,051
  Accounts payable and accrued
   liabilities                        (522)         6,922          (16,425)
                                    _______        ______          ________
                                    (9,711)        25,655          (14,176)
Cash flows from operating
  activities                           151         28,835           (4,391)

INVESTING ACTIVITIES
Property, plant and equipment       (2,451)        (2,130)          (2,842)
Other assets                        (1,953)        (1,619)          (2,514)
                                    _______        _______          _______
Cash flows from investing
  activities                        (4,404)        (3,749)          (5,356)

FINANCING ACTIVITIES
Net change in bank indebtedness      8,832        (17,419)          (4,717)
Issue of long-term debt                                            (32,727)
Repayment of long-term debt         (5,265)        (8,885)          47,376
Issue of Common Shares                                647
                                    _______       ________         ________
Cash flows from financing
  activities                         3,567        (25,657)           9,932
                                    _______       ________         ________
Net increase (decrease) in cash
 position                             (686)          (571)             185
Effect of currency translation
  adjustments                          686            571             (185)
Cash position, beginning and
  end of year                           --             --               --




Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)

                            March 31, 2003   Dec. 31, 2002  March 31, 2002
                                         $               $               $
ASSETS
Current assets
  Trade receivables (net of
   allowance for doubtful
   accounts of $3,475,($3,844
   in December, 2002, $6,069
   in March, 2002)                  93,221          86,169          89,033

  Other receivables                 10,554          10,201          10,549
  Inventories                       65,732          60,969          69,705
  Parts and supplies                12,422          12,377          11,902
  Prepaid expenses                   6,784           7,884           8,399
  Future income tax assets           2,397           2,397           3,995
                                   _______         _______         _______
                                   191,110         179,997         193,583
Property, plant and equipment      350,955         351,530         363,039
Other assets                        14,518          13,178          13,680
Goodwill                           160,248         158,639         227,859
                                   _______         _______         _______
                                   716,831         703,344         798,161

LIABILITIES
Current liabilities
  Bank indebtedness                 17,405           8,573          23,313
  Accounts payable and accrued
   liabilities                      81,271          80,916          75,058
  Instalments on long-term debt     28,600          29,268           7,560
                                   _______         _______         _______
                                   127,276         118,757         105,931
Long-term debt                     278,902         283,498         322,687
Other liabilities                    3,530           3,550           3,785
Future income taxes                  3,654           4,446          21,878
                                   _______         _______         _______
                                   413,362         410,251         454,281

SHAREHOLDERS' EQUITY
Capital stock and share purchase
 warrants                          239,186         239,185         236,872
Retained earnings                   53,014          50,113         107,386
Accumulated currency translation
 adjustments                        11,269           3,795            (378)
                                   _______         _______         _______
                                   303,469         293,093         343,880
                                   _______         _______         _______
                                   716,831         703,344         798,161



Intertape Polymer Group Inc.
Consolidated Earnings
Three months ended
(In thousands of US dollars,
 except per share amounts)

                            March 31, 2003   Dec. 31, 2002   March 31, 2002
                                         $               $                $
Sales                              153,592         151,261          146,737
Cost of sales                      119,793         121,764          113,321
                                   _______         _______          _______
Gross profit                        33,799          29,497           33,416
                                      22.0%           19.5%            22.8%
Selling, general and
 administrative expenses            21,982          23,462           20,299
Impairment of goodwill                              70,000
Research and development               894             480              967
Financial expenses                   7,700           7,621            8,983
                                   _______         _______          _______
                                    30,576         101,563           30,249
Earnings (loss) before income
 taxes                               3,223         (72,066)           3,167
Income taxes (recovery)                322         (13,292)             348
                                   _______         _______          _______
Net earnings (loss) for
 the period                          2,901         (58,774)           2,819

Earnings (loss) per share
        Basic                         0.09           (1.79)            0.09

        Diluted                       0.09           (1.79)            0.09


Consolidated Retained Earnings
Three months ended
(In thousands of US dollars)


                            March 31, 2003   Dec. 31, 2002   March 31, 2002
                                         $               $                $
Balance, beginning of period        50,113         108,887          104,567
Net (loss) earnings                  2,901         (58,774)           2,819
                                    ______         ________         _______
Balance, end of period              53,014          50,113          107,386


Common shares
Average number of shares outstanding
Three months ended

                            March 31, 2003    Dec. 31, 2002  March 31, 2002

CDN GAAP - Basic                33,821,074       32,829,013      30,155,360
CDN GAAP - Diluted              33,821,497       32,829,013      30,505,692
U.S. GAAP - Basic               33,821,074       32,829,013      30,155,360
U.S. GAAP - Diluted             33,821,497       32,829,013      30,505,692